October 2, 2008

VIA EDGAR CORRESPONDENCE

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, DC 20549

Re:          Stanley, Inc.

Form 10-K for the fiscal year ended March 31, 2008

File No. 001-33083

Dear Ms. Long:

On behalf of Stanley, Inc. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 29, 2008 (the “Comment Letter”), I submit this letter containing the Company’s response to the Comment Letter.  For your convenience, we have restated your comment below followed by our response thereto.

Item 9A. Controls and Procedures, page 46

Comment #1:  We note your disclosure that controls and procedures can provide only reasonable assurance regarding management’s control objectives.  Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Response to Comment #1:

In response to the Staff’s comment, the Company hereby confirms that for purposes of the evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2008, management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

The Company further confirms that it will include in future filings, as applicable and if true, that management has concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

*  *  *  *

In connection with the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me at 703-739-7440 or Sean M. Gallagher, the Company’s Deputy General Counsel, at 703-310-3136.   Thank you for your time and attention to this matter.

Very truly yours,

/s/ Philip O. Nolan
Philip O. Nolan
Chairman, President and Chief Executive Officer